Exhibit 99.1

DRAFT 3-20-24 V Yext Reviewed

Locafy Launches Hotfrog Proximity Page Application Built in Collaboration with Yext

PERTH, Australia – March 25, 2024 – Locafy Limited (Nasdaq: LCFY, LCFYW) (“Locafy” or the “Company”), a globally recognized software-as-a-service technology company specializing in programmatic “Entity-Based” search engine marketing, today announced the launch of Hotfrog Proximity Page, an application built in partnership with Yext (NYSE: YEXT), the leading digital presence platform for multi-location brands.

Hotfrog Proximity Page is a unique application that allows users to enhance their online presence and drive traffic to their main websites. Locafy’s technology already uses the information included on Hotfrog.com, a top-20 free online directory which Locafy acquired in 2016, to create new landing pages1. This solution combines data from Yext’s headless CMS, Yext Content, with Locafy’s industry-leading SEO technology to empower local businesses to effortlessly create for themselves one or more dynamic landing pages that are optimized for SEO performance.

Backed by Yext Content, the powerful knowledge graph that serves as a foundation for a brand’s entire digital presence through the Yext platform, Hotfrog Proximity Page landing pages can seamlessly integrate with existing Yext accounts. With the application’s web-sync feature, any changes made to a client’s business listing information within the Yext platform automatically update on client websites backed by the application. This ensures that the essential data displayed on the landing pages is updated immediately and matches the information advertised across Yext’s network of publishers.

Several Locafy partners connected to Hotfrog’s publishing API are now piloting Hotfrog Proximity Page and Locafy anticipates a broader rollout of the application over the rest of 2024.

“We believe that Hotfrog Proximity Page is poised to become an indispensable asset for businesses looking to make a lasting impression online,” said Locafy CEO Gavin Burnett. “Built in collaboration with Yext and Hotfrog, we’ve created a game-changing product that both simplifies the Locafy software user experience and ensures business profile information accuracy and consistency across various online platforms. We’re confident that Hotfrog Proximity Pages can help users drive more traffic and visibility for their websites so their brands can thrive in today’s digital landscape. This application is an important step on our path to revolutionizing how businesses manage and showcase their online information.”

For more information about Locafy’s technology, including educational blogs and case studies, please view Locafy’s investor relations website at investor.locafy.com.

1  Listoflocal, “Top 20 Free Business Directory USA 2024 - Business Listing Websites USA,” List Of Local USA, February 1, 2024, https://www.listoflocal.com/blog/top-20-free-business-directory-usa-2024.

About Locafy

Locafy (Nasdaq: LCFY, LCFYW) is a globally recognized software-as-a-service technology company specializing in local search engine marketing. Founded in 2009, Locafy’s mission is to revolutionize the US$700 billion SEO sector. We help businesses and brands increase search engine relevance and prominence in a specific proximity using a fast, easy, and automated approach. For more information, please visit www.locafy.com.

About Yext

Yext (NYSE: YEXT) is the leading digital presence platform for multi-location brands, with thousands of customers worldwide. With one central platform, brands can seamlessly deliver consistent, accurate, and engaging experiences and meaningfully connect with customers anywhere in the digital world. Yext’s AI and machine learning technology powers the knowledge behind every customer engagement, automates workflows at scale, and delivers actionable cross-channel insights that enable data-driven decisions. From SEO and websites to social media and reputation management, Yext enables brands to turn their digital presence into a differentiator. To learn more about Yext, visit Yext.com or find us on LinkedIn and X.

Forward-Looking Statements

This press release contains “forward-looking statements” that are subject to substantial risks and uncertainties. All statements, other than statements of historical fact, contained in this press release are forward-looking statements. Forward-looking statements contained in this press release may be identified by the use of words such as “subject to”, “believe,” “anticipate,” “plan,” “expect,” “intend,” “estimate,” “project,” “may,” “will,” “should,” “would,” “could,” “can,” the negatives thereof, variations thereon and similar expressions, or by discussions of strategy, although not all forward-looking statements contain these words. Although the Company believes that the expectations reflected in such forward-looking statements are reasonable, they do involve assumptions, risks, and uncertainties, and these expectations may prove to be incorrect. You should not place undue reliance on these forward-looking statements, which speak only as of the date of this press release. The Company’s actual results could differ materially from those anticipated in these forward-looking statements as a result of a variety of factors, including those discussed in the Company’s periodic reports that are filed with the Securities and Exchange Commission and available on its website (http://www.sec.gov). All forward-looking statements attributable to the Company or persons acting on its behalf are expressly qualified in their entirety by these factors. Other than as required under the securities laws, the Company does not assume a duty to update these forward-looking statements.

Investor Relations Contact

Tom Colton or Chris Adusei-Poku

Gateway Group

(949) 574-3860

LCFY@gateway-grp.com